Linktone Reports Unaudited First Quarter 2007 Results

SHANGHAI, China, May 24, 2007 — Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China, today announced its unaudited financial results for the first quarter ended March 31, 2007.

Results for the First Quarter

•	The Company recorded revenues of $14.2 million, compared with $14.0 million in the fourth quarter of 2006 and $23.0 million in the first quarter of 2006.

•	GAAP net loss of $3.4 million, compared with net income of $0.4 million in the fourth quarter of 2006 and $2.3 million in the first quarter of 2006.

•	GAAP net loss per fully diluted American Depositary Share (ADS) of $0.14, compared with net income per fully diluted ADS of $0.02 for the fourth quarter of 2006 and $0.09 for the first quarter of 2006.

•	Non-GAAP net loss of $3.0 million, compared with non-GAAP net income of $0.8 million in the fourth quarter of 2006 and $2.6 million in the first quarter of 2006.

•	Non-GAAP net loss per fully diluted ADS of $0.13, compared with non-GAAP net income of $0.03 in the fourth quarter of 2006 and $0.10 in the first quarter of 2006.

•	The Company recorded advertising service revenues of $0.6 million, compared with $0.3 million in the fourth quarter of 2006. There was no such revenue for the first quarter of 2006.

Chief Executive Officer Michael Li said, “Although we continue to face a challenging regulatory environment in our wireless value added services business which has primarily caused Linktone’s financial underperformance over the last several quarters, we are beginning to see the benefit of investments we are making in our cross-media strategy.  We believe our cross-media strategy will enhance our business by focusing on the development of new and traditional media channels while using our core wireless platform to reach a broader audience, and we feel confident this strategy will propel the Company’s future growth in China’s new media space.  This is a period of great opportunity for Linktone as we begin to take advantage of China’s booming television and advertising market.”

Li further added, “Advertising spending in China continues to be a secular growth story, with total advertising expenditure over US$10.2 billion in 2005, and it showed no signs of slowing in 2006. Furthermore, growth trends in China’s media market continue to show favorable demographics as evidenced by strong economic, disposable income and consumption numbers. We believe that other major events in China, particularly the Beijing Olympics, the anticipated full scale roll-out of 3G wireless standard, and the World Expo Shanghai in 2010, will also spur future growth in this market. With a robust advertising market in China yielding strong growth year-over-year, we believe that bundling our wireless service expertise with new and traditional media creates enormous cross-selling opportunities and further diversifies our revenue stream.”

First Quarter Revenue Mix

Linktone’s first quarter revenue mix includes data-related services (SMS, MMS, WAP, and Java), audio-related services (IVR and CBRT), advertising service and others (casual game and enterprise services).

Data-related services revenue was $9.1 million, representing 64% of total revenues, compared with $9.2 million or 66% for the fourth quarter of 2006. Data-related service breakdowns are as follows:

•	Short Messaging Services (SMS) revenue represented 50% of total gross revenues, compared with 46% for the fourth quarter of 2006. SMS revenue was $7.1 million for the first quarter of 2007, compared with $6.4 million for the fourth quarter of 2006. The sequential increase was primarily attributable to an increase in SMS volume during the first quarter which included school holidays and the Spring Festival.

•	Multimedia Messaging Services (MMS) revenue represented 5% of total gross revenues, compared with 11% for the fourth quarter of 2006. MMS revenue was $0.7 million for the first quarter of 2007, compared with $1.5 million for the fourth quarter of 2006. The sequential decrease was primarily due to a reallocation of marketing resources from MMS to SMS thereby decreasing MMS marketing initiatives.

•	Wireless Application Protocol (WAP) revenue represented 2% of total gross revenues, compared with 6% for the fourth quarter of 2006. WAP revenue was $0.3 million for the first quarter of 2007, compared with $0.9 million for the fourth quarter of 2006. The sequential decrease was primarily due to certain difficulties encountered in promoting some WAP products in certain provinces in the early part of the first quarter.

•	Java gaming (Java) revenue represented 7% of total gross revenues, compared with 3% for the fourth quarter of 2006. Java revenue was $1.0 million for the first quarter of 2007, compared with $0.4 million for the fourth quarter of 2006. The strong sequential increase was due to an enhanced product portfolio and effectiveness in promotion after a re-organization in the fourth quarter of 2006 between our own original Java team and the acquired team from Ojava.

Audio-related services accounted for 31%, or $4.3 million of total revenues, compared with 29% or $4.1 million for the fourth quarter of 2006. Breakdowns are as follows:

•	Interactive Voice Response services (IVR) revenue increased to 20% of total gross revenues, compared with 19% for the fourth quarter of 2006. IVR revenue was $2.8 million for the first quarter of 2007, compared with $2.7 million for the fourth quarter of 2006.

•	Color Ring-Back Tones (CRBT) revenue increased to 11% of total gross revenues, compared with 10% for the fourth quarter of 2006. CRBT revenue was $1.5 million for the first quarter of 2007, compared with $1.4 million for the fourth quarter of 2006.

Advertising service revenue accounted for 4% or $0.6 million of total revenues in the first quarter of 2007, compared with 2%, or $0.3 million for the fourth quarter of 2006. The sequential increase was primarily the result of more advertising contract wins as Linktone demonstrated the successful cooperation with Qinghai Satellite Television since January 2007. Qinghai Satellite Television has approximately 200 million viewers in 23 municipalities and 20 advertisers on QTV as of March 31, 2007.

Margins, Expenses and Balance Sheet

Linktone’s key operating benchmarks and balance sheet items for the first quarter of 2007 include the following:

•	Gross margin was 44.4% of net revenues, or gross revenues minus business tax, compared with 62.5% for the fourth quarter of 2006 and 61% for the first quarter of 2006. The sequential decrease in gross margin was due to costs in connection with establishing and operating the exclusive advertising agent relationship with Qinghai Satellite Television, as well as costs related to the cooperation project with Shanghai Dong Fang Long New Media Co., Ltd. which is described below. The corresponding revenues from these projects during this initial phase of deployment were nominal in the first quarter of 2007 compared with their related costs.

•	Operating loss was 30% of net revenues, compared with operating loss of 0.6% for the fourth quarter of 2006 and operating margin of 10% in the first quarter of 2006. The sequential decrease was primarily related to costs for the Company’s cross media strategy investments. In addition, reduced wireless value added service revenue generation from the Company’s promotion activities and increased competition and regulation adversely affected net revenue without a corresponding reduction in costs.

•	Operating expenses totaled $10.1 million, compared with $8.5 million in the fourth quarter of 2006 and $11.3 million for the first quarter of 2006. The sequential increase was primarily attributable to increased promotional spending via TV channels for the Company’s wireless value added services.

•	Selling and marketing expenses were $5.6 million, compared with $4.7 million for the fourth quarter of 2006 and $5.3 million for the first quarter of 2006. The sequential increase was due to higher costs related to promotional expenses and marketing initiatives during the Spring Festival and school holidays in China.

•	Product development expenses were $1.5 million, compared with $1.5 million for the fourth quarter of 2006 and $2.3 million for the first quarter of 2006. These expenses remained unchanged sequentially due to management’s continued effort to control headcounts and expenses.

•	Other general and administrative expenses were $2.9 million, compared with $2.3 million for the fourth quarter of 2006 and $3.7 million for the first quarter of 2006. The sequential increase was primarily due to consulting fees related to our cross-media strategy and an increase in provision for doubtful accounts receivable.

•	Income tax benefit was $0.3 million for the first quarter of 2007, compared with $0.1 million for the fourth quarter of 2006 and a tax expense of $0.6 million for the first quarter of 2006. The income tax benefit for the first quarter of 2007 relates to recognition of deferred tax assets from net operating losses incurred by certain affiliated companies of Linktone for the quarter which will be utilized to offset taxable income in future quarters.

•	Cash and cash equivalents, as well as short-term investments available for sale, totaled $48.4 million, compared with $52.5 million for the fourth quarter of 2006. Net cash outflow from operations totaled $3.9 million. This was mainly due to cash paid for our investments related to our cross-media strategy.

•	Days sales outstanding (DSOs), the average length of time required for the Company to receive payment for services delivered, were 107 days as of the end of the first quarter of 2007, compared with 142 days at December 31, 2006.

According to the Company’s policy, diluted earnings or loss per share is calculated by dividing net income or loss by the weighted average number of ordinary and dilutive ordinary equivalent  shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding options. Because the inclusion of options to purchase ordinary shares has an anti-dilutive effect for a loss period, such ordinary equivalent shares have been excluded in the diluted share calculation for the first quarter of 2007. Therefore, the number of diluted weighted average ADSs equals the number of basic weighted average ADSs (23.9 million).

Recent Business Highlights

•	Wireless and Internet Veteran Joins Linktone Board of Directors - Allan Kwan, who is a Venture Partner with Oak Investment Partners, has joined the Board of Directors of Linktone. Prior to joining Oak, Kwan served in various executive roles at Yahoo! Inc. spanning six years. Kwan succeeds David Wang who is resigning from the Board due to other commitments, and will serve as a Class I Director of the Company.

•	Cooperation Agreement with Shanghai Dong Fang Long New Media Co., Ltd. (“DFL”), a subsidiary of Shanghai Media Group (“SMG”) - Linktone, through an affiliated entity, entered into a contract with DFL, a subsidiary of Shanghai Media Group, to provide interactive wireless value added services for selected television and radio stations and related internet portals under SMG.

Second Quarter 2007 Outlook

For the second quarter ending June 30, 2007, Linktone expects gross revenue to be approximately $13 to $14 million. The Company anticipates GAAP net loss in the second quarter of 2007 to be approximately $0.13 to $0.15 per fully-diluted ADS.

Use of Non-GAAP Financial Measures

The reconciliation of GAAP measures with non-GAAP measures for net income and net income per fully-diluted ADS included in this press release is set forth after the attached financial statements. Linktone believes that the supplemental presentation of adjusted net income and net income per fully diluted ADS calculations, excluding the effect of non-cash stock-based compensation expense, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of non cash items. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results located after the financial statements.

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss its first quarter 2007 financial results at 8:00 p.m. Eastern Time on May 24, 2007 (5:00 p.m. Pacific Time on May 24, 2007 and 8:00 a.m. Beijing/Hong Kong Time on May 25, 2007). The dial-in number for the call is 800-811-0667 for U.S. callers and 913-981- 4901 for international callers. Chief Executive Officer Michael Li and Chief Financial Officer Colin Sung will be on the call to discuss the quarterly results and highlights and to answer questions from participants. A replay of the call will be available through 11:59 PM ET on June 7, 2007. To access the replay, U.S. callers should dial 888-203-1112 and enter passcode 4803184; international callers should dial 719-457-0820 and enter the same passcode.

Additionally, a live webcast of this call will be available on the Linktone web site at http://english.linktone.com/aboutus/index.html. An archived replay of the call will be available for 90 days.

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: changes in the policies of the PRC Ministry of Information Industry and/or the mobile operators in China or in the manner in which the operators interpret and enforce such policies; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to realize meaningful returns from strategic partnerships including its cooperation with DFL, Qinghai Satellite Television, or the Chinese Youth League Internet, Film and Television Center; future growth in the advertising market in China and Linktone’s ability to successfully generate advertising revenue in future periods; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Edward Liu Linktone Ltd. Tel: 86-21-6361-1583 Email: edward.liu@linktone.com	Brandi Piacente/E.E. Wang The Piacente Group, Inc. Tel: 212-481-2050 Email: ee@tpg-ir.com

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
	December 31,	March 31,
-
	2006	2007
	(unaudited)	(unaudited)

Assets

Current assets:

Cash and cash equivalents	51,445,086	46,737,055

Short-term investments	1,012,230	1,669,765

Accounts receivable, net	12,371,700	12,145,649

Tax refund receivable	784,506	1,477,717

Deposits and other receivables	3,813,562	5,705,158

Deferred tax assets	1,020,608	1,248,210

Total current assets	70,447,692	68,983,554

Property and equipment, net	2,852,735	2,679,844

Intangible assets	2,162,993	1,972,957

Goodwill	16,518,898	16,584,212

Deferred tax assets	691,321	497,734

Other long-term assets	5,475,631	5,348,479

Total assets	98,149,270	96,066,780

Liabilities and shareholders’ equity

Current liabilities:

Tax payable	3,011,537	2,571,498

Accrued liabilities and other payables	5,109,264	6,106,767

Deferred income	247,823	565,434

Deferred tax liabilities	576,600	287,129

Total current liabilities	8,945,224	9,530,828

Long-term liabilities

Other long term liabilities	55,203	50,236

Total liabilities	9,000,427	9,581,064

Shareholders’ equity

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 239,215,930 shares issued and outstanding as of December 31,2006 and March 31,2007)	26,087	26,087

Additional paid-in capital	77,041,914	77,385,527

Treasury stock (21,655,010 ordinary shares outstanding as of December 31, 2006 and March 31, 2007)	(11,362,575)	(11,362,575)

Statutory reserves	2,344,525	2,344,525

Accumulated other comprehensive income:

Unrealized gain on investment in marketable securities	33,177	18,070

Cumulative translation adjustments	2,172,265	2,559,136

Retained earnings	18,893,450	15,514,946

Total shareholders’ equity	89,148,843	86,485,716

Total liabilities and shareholders’ equity	98,149,270	96,066,780

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

-
	Three months ended
-
	March 31,	December 31,	March 31,
-
	2006	2006	2007
	(unaudited)	(unaudited)	(unaudited)
Gross revenues	22,958,469	13,974,549	14,193,015

- WVAS and others	22,958,469	13,640,509	13,589,586

- Advertising	—	334,040	603,429

Business tax	(1,068,558)	(480,017)	(564,138)

- WVAS and others	(1,068,558)	(454,485)	(501,868)

- Advertising	—	(25,532)	(62,270)

Net revenues	21,889,911	13,494,532	13,628,877

- WVAS and others	21,889,911	13,186,024	13,087,718

- Advertising	—	308,508	541,159

Cost of services	(8,435,823)	(5,055,172)	(7,582,088)

- WVAS and others	(8,435,823)	(4,726,782)	(5,672,020)

- Advertising	—	(328,390)	(1,910,068)

Gross profit/(loss)	13,454,088	8,439,360	6,046,789

- WVAS and others	13,454,088	8,459,242	7,415,698

- Advertising	—	(19,882)	(1,368,909)

Operating expenses:

Product development	(2,290,728)	(1,523,506)	(1,507,817)

Selling and marketing	(5,285,209)	(4,707,658)	(5,623,855)

- WVAS and others	—	(4,571,638)	(5,092,596)

- Advertising	—	(136,020)	(531,259)

Other general and administrative	(3,728,699)	(2,291,404)	(2,945,717)

Total operating expenses	(11,304,636)	(8,522,568)	(10,077,389)

Income/(loss) from operations	2,149,452	(83,208)	(4,030,600)

Interest income	512,665	295,848	239,830

Other income	250,899	135,712	94,300

Income/(loss) before tax	2,913,016	348,352	(3,696,470)

Income tax benefit/(expense)	(560,374)	55,283	317,966

Minority interest	(14,546)	—	—

Net income/(loss)	2,338,096	403,635	(3,378,504)

Other comprehensive income:	218,045	623,993	371,764

Comprehensive income/(loss)	2,556,141	1,027,628	(3,006,740)

Earnings/(loss) per ordinary share:

Basic	0.01	0.00	(0.01)

Diluted	0.01	0.00	(0.01)

Earnings/(loss) per ordinary ADS:

Basic	0.09	0.02	(0.14)

Diluted	0.09	0.02	(0.14)

Weighted average ordinary shares:

Basic	258,013,901	239,315,460	239,215,930

Diluted	272,777,951	241,877,584	239,215,930

Weighted average ADSs:

Basic	25,801,390	23,931,546	23,921,593

Diluted	27,277,795	24,187,758	23,921,593

LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)

-	-
	Three months ended
-
	March 31,	December 31,	March 31,

	2006	2006	2007
	(unaudited)	(unaudited)	(unaudited)

Net income/(loss)	2,338,096	403,635	(3,378,504)

Stock based compensation expense	311,129	373,522	343,613

Non-GAAP net income/(loss)	2,649,225	777,157	(3,034,891)

Non-GAAP diluted earnings/(loss) per share	0.01	0.00	(0.01)

Non-GAAP diluted earnings/(loss) per ADS	0.10	0.03	(0.13)

Number of shares used in diluted per-share calculation	272,777,951	241,877,584	239,215,930

Number of ADSs used in diluted per-share calculation	27,277,795	24,187,758	23,921,593